DRYCLEAN USA®

Clean Across America®

Annual Report 2007

A Company Profile

The Company is composed of two operating divisions:

I. The Steiner-Atlantic Division

Founded in 1960, it is one of the nation's leading distributors of commercial laundry, dry cleaning equipment and steam boilers in the United States, the Caribbean and Latin America. It services hotels, hospitals, cruise ships, linen laundries, independent dry cleaners and DRYCLEAN USA franchise stores.

Through its subsidiary, Steiner-Atlantic Brokerage Corp., it acts as a broker to assist others seeking to buy or sell existing dry cleaning stores and coin laundry businesses. Through another subsidiary, DRYCLEAN USA Development Corp., it develops new turn-key dry cleaning establishments for resale to third parties.

II. DRYCLEAN USA Franchise Division

DRYCLEAN USA is one of the largest and most respected, franchise and license operations in the dry cleaning industry, currently consisting of over 400 franchised and licensed locations in the United States, the Caribbean and Latin America.


DRYCLEAN U.S.A

Market for the Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the American Stock Exchange (the "Amex") and on the Chicago Stock Exchange, each under the symbol "DCU." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the Amex, as reported by Amex, for the periods reflected below.

	High	Low
Fiscal 2007		
First Quarter	$2.39	$1.40
Second Quarter	2.65	1.80
Third Quarter	2.70	1.79
Fourth Quarter	2.15	1.90
Fiscal 2006		
First Quarter	$2.95	$2.45
Second Quarter	2.80	2.12
Third Quarter	2.60	1.95
Fourth Quarter	2.23	1.79

As of September 21, 2007, there were approximately 480 holders of record of the Company's Common Stock.

The following table sets forth information concerning the cash dividends declared by the Company's Board of Directors during the periods covered by this Report:

Declaration Date	Record Date	Payment Date	Per Share Amount
March 29, 2007	April 13, 2007	May 1, 2007	$.04
September 26, 2006	October 13, 2006	November 1, 2006	$.04
March 31, 2006	April 14, 2006	May 1, 2006	$.04
September 23, 2005	October 14, 2005	November 1, 2005	$.04

The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.

The Company did not sell any equity securities during the year ended June 30, 2007 that were not registered under the Securities Act of 1933, as amended. The Company did not repurchase any securities during the fourth quarter of fiscal 2007.

Contents

President's Letter



Michael S. Steiner
President &
Chief Executive Officer

The various strategic moves implemented over the last few years have proved very successful, leading to record revenues and increased earnings, a strong cash position and a financially sound entity.

Net earnings for the year increased by 9.6% to $880,990 or $.13 per diluted share on record revenues of $22,748,527, compared to net earnings of $803,981 or $.11 per diluted share on revenues of $20,414,890 for fiscal 2006.

The 11.4% increase in revenues was led by an increase of 21.1% in industrial and commercial laundry sales and a 33.7% increase in boiler sales. The improvement included a 40.1% increase in foreign sales as a result of an improved foreign market, which had been weak over the last few years. An 8.6% reduction in dry cleaning sales was disappointing, but expected, as dry cleaning establishments consolidate and fashion continues to change to a more casual mode.

We anticipate the future growth of the Company to be in commercial and industrial laundry equipment and our efforts will be to increase our penetration and market share. At the start of fiscal 2008, the Company modified the responsibilities of certain individuals and hired a new operations manager. These changes will strengthen the Company's operations while freeing up others to focus exclusively on the continued improvement of our sales performance.

Cash on hand grew to over $4 million, enabling the Board of Directors to continue its dividend policy. Our financial ratios continued to strengthen, keeping the Company debt free and financially sound.

In fiscal 2008, the Company will be subject to Sarbanes-Oxley section 404, which requires the Company to test, document and maintain adequate controls over financial reporting. Management believes the Company already has adequate controls in place and should be able to meet these new regulations. However, the costs of auditing and other services associated with section 404 will increase considerably.

Fiscal 2008 may be challenging as the rate of economic growth in the United States is expected to slow and delivery of certain commercial laundry equipment will tighten, increasing delivery times. However, foreign markets should remain strong and, coupled with our improved operations, current level of business activity and backlog, fiscal 2008 should be another successful year.

We wish to acknowledge and thank our dedicated employees for their continued efforts and thank you, our shareholders, for your continuing faith in the Company.

Michael S. Steiner
President & Chief Executive Officer

Management's Discussion and Analysis or Plan of Operation.

General

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear in this Report.

Overview

The Company set record revenues and increased its earnings in fiscal 2007, increasing revenues by 11.4% to $22,748,527 and net income by 9.6% to $880,990 over fiscal 2006. While the quarters in fiscal 2006 were somewhat erratic due to the hurricanes of southern Florida suffered in fiscal 2006, which affected quarterly comparative results, the yearly comparisons more accurately represent the Company's comparative performance.

The improved performance was led by a 21.1% increase in sales of commercial laundry equipment, a 33.8% increase in boiler sales and a 5.3% increase in parts sales, partially offset by a decrease of 8.6% in sales of dry cleaning equipment. Approximately 40.1% of the overall revenue improvement was produced by increased foreign sales due to improvements in the economies of the foreign market served by the Company, which had been weak over the last few years.

The increase in sales offset a 8/10 of 1 percentage point decline in gross profit percentage caused by accepting larger orders which carry a smaller margin in order to remain competitive. The Company believes that its future growth will be with respect to commercial laundry equipment, which historically carries lower margins, and away from dry cleaning equipment sales, which are expected to remain subdued in coming years.

Operating costs have remained under control, having risen by only 1.1 percentage point, mostly due to higher payroll expenses. Due to the high cost of windstorm property insurance following the hurricanes in Florida in fiscal 2006, the Company decided to self-insure against wind damage, thereby keeping costs at reasonable levels during fiscal 2007. However, effective August 15, 2007, the Company purchased windstorm property insurance on inventory and personal property at reasonable rates.

The Company continues to strengthen its financial condition. Inventories have remained relatively constant while cash on hand increased to over $4 million at the end of fiscal 2007. The excess cash is invested in money market and overnight "sweep" accounts which, together with higher prevailing interest rates, resulted in an increase in interest income.

In fiscal 2008, the Company will be subject to Sarbanes-Oxley section 404, which requires adequate internal controls over financial reporting. Management believes it already has adequate controls in place and should be able to meet these new regulations with a minimum investment.

At the start of fiscal 2008, the Company reorganized a number of individual responsibilities and hired a new operations manager. These changes will strengthen the Company's operations while allowing the Company to focus on continuing to improve its sales performance.

Liquidity and Capital Resources

For the twelve month period ended June 30, 2007, cash increased by $1,189,712 compared to an increase of $1,524,587 during fiscal 2006.

The following table summarizes the Company's Consolidated Statement of Cash Flows:

	Years Ended June 30, 2007	2006
Net cash provided (used) by:		
Operating activities	$1,847,801	$2,082,462
Investing activities	(95,046)	(4,582)
Financing activities	(563,043)	(553,293)

For the twelve month period ended June 30, 2007, operating activities provided cash of $1,847,801 compared to $2,082,462 for the twelve month period ended June 30, 2006. The decrease was mostly due to a reduction in changes in assets and liabilities of $409,708, attributed mainly to a reduction of $501,329 in customer deposits, which in fiscal 2006 related to the receipt of certain large orders.

Cash generated from operating activities during fiscal 2007 was provided by net earnings of $880,990 and non-cash expenses for depreciation and amortization of $120,479, bad debt expense of $32,183, deferred taxes of $66,105 and inventory reserves of $57,428, coupled with changes in assets and liabilities of $690,616. The cash generated by changes in assets and liabilities was mostly due to decreases in accounts, trade notes and lease receivables ($391,214) arising from large end of year shipments in fiscal 2006 which were paid for in fiscal 2007, inventories ($21,213) and other assets ($154,722). Additional cash was provided by increases in accounts payable and accrued expenses ($183,087), accrued employee expenses ($14,250) and customer deposits ($143,427). Cash was reduced by unearned income of $82,775 associated with the amortization of the initial fee received from Whirlpool in January 2005 and a decrease in taxes payable of $70,391.

For the twelve month period of fiscal 2006, the Company generated cash through net earnings of $803,981 and non-cash expenses for depreciation and amortization of $142,453, bad debt expense of $36,731 and inventory reserves of $60,279. This cash was partially offset by a reduction in deferred taxes of $61,306. Changes in assets and liabilities provided additional cash of $1,100,324 principally due to a $644,756 increase in customer deposits, coupled with a decrease in accounts, trade notes and lease receivables ($49,630) and inventories ($98,582) and increases in accounts payable and accrued expenses ($213,708), accrued employee expenses ($295,693) and income taxes payable ($74,884). This was partially offset by an increase in other assets ($134,145) and a decrease in unearned income ($82,775).

Investing activities for the twelve month period ended June 30, 2007, used cash of $95,046 mainly for capital expenditures of machinery and equipment and leasehold improvements ($93,846). During the same period of fiscal 2006 investing activities used cash of $4,582, as capital expenditures of $71,131 were offset by payments received on a note from the sale of the Company's telecommunications segment ($67,857), which was fully paid in November 2005.

Financing activities used cash of $563,043 and $553,293 for the twelve month period ended June 30, 2007 and 2006, respectively, mostly to pay cash dividends. In fiscal 2006, cash of $9,063 was received from the exercise of a stock option to purchase 10,000 shares of the Company's common stock.

On September 25, 2007, the Board of Directors declared a $.04 per share semi-annual dividend (or an aggregate of $281,372) payable on November 1, 2007 to stockholders of record on October 12, 2007.

On October 30, 2006, the Company received an extension until October 30, 2007 of its existing $2,250,000 revolving line of credit facility. In addition, the Loan Agreement was amended to eliminate the requirement that 51% of the stock of the Company be owned by the Steiner family or any Steiner trust. The Company's obligations under the facility continue to be guaranteed by the Company's subsidiaries and collateralized by substantially all of the Company's and its subsidiaries' assets. The Company has had no borrowings under this facility since May 2003. The Company intends to renew, and believes the bank will agree to renew, this line for another year.

The Company believes that its present cash position, the cash it expects to generate from operations and, should it need cash not presently anticipated, cash borrowings available under its line of credit will be sufficient to meet its presently contemplated operational needs.

Off-Balance Sheet Financing

The Company has no off-balance sheet financing arrangements within the meaning of item 303(c) of Regulation S-B.

Results of Operations

	Year Ended June 30, 2007	2006	
Net sales	$22,091,863	$19,464,842	+13.5%
Development fees, franchise and license fees, commissions and other	656,664	950,048	-30.9%
Total revenues	$22,748,527	$20,414,890	+11.4%

Revenues for the year ended June 30, 2007 increased by $2,333,637 (11.4%) over fiscal 2006. The commercial laundry and dry cleaning segment increased its revenues by 12.0% primarily due to the addition of a new salesman and a $1,015,000 (40.1%) increase in foreign sales. However, the Company's license and franchise segment experienced a decrease of 22.2% in revenues, primarily due to a reduction in royalties and new dry cleaning franchises. For the year ended June 30, 2007, sales of commercial laundry equipment increased by 21.1%, sales of boilers increased by 33.8%, and sales of spare parts increased by 5.3%. These increases were partially offset by an 8.6% decrease in sales of dry cleaning equipment. Revenues of the Brokerage and Development divisions, which are included in the commercial laundry and dry cleaning segment, each contributed less the 1% of the Company's revenues.

Overall expenses of the Company, including costs of sales, were 94.5% of total revenues in fiscal 2007, compared to 94.4% in fiscal 2006. The slight increase reflects the Company's ability to maintain a control on costs.

	Year Ended June 30, 2007	2006
As a percentage of net sales:		
Cost of sales	76.7%	75.9%
As a percentage of revenues:		
Selling, general and administrative expenses	19.8%	21.8%
Research and development	.2%	.1%
Total expenses	94.5%	94.4%

Cost of goods sold, expressed as a percentage of sales, increased to 76.7% in fiscal 2007 compared to 75.9% in fiscal 2006 mostly due to some larger contracts which carry smaller margins in order to remain competitive and a change in product mix.

Selling, general and administrative expenses increased by $50,084 (1.1%), but improved as a percentage of revenues to 19.8% in fiscal 2007 from 21.8% in fiscal 2006. The slight increase in costs can be attributed to increased payroll and travel expenses, but were offset by reductions in office expenses, professional fees and utility costs. The improvement as a percentage of revenues resulted from spreading the costs over the increased revenues.

Research and development expenses are a small part of the Company's total operating expenses. These expenses relate to the on-going research on the Company's Green-Jet® and Multi-Jet® technologies and the application of these technologies to smaller machines for the dry cleaning and hotel industry.

Interest income increased by $87,350 (115.8%) as a result of interest earned on higher outstanding bank balances and higher prevailing rates.

The Company's effective income tax rate increased to 37.6% in fiscal 2007 from 34.5% in fiscal 2006 mostly due to a decrease in deferred tax assets.

Inflation

Inflation has not had a significant effect on the Company's operations during any of the reported periods.

Transactions with Related Parties

The Company leases 27,000 square feet of warehouse and office space from Sheila Steiner, who, together with her husband, William K. Steiner, Chairman of the Board of Directors and a director of the Company, are the trustees of a trust which is a principal shareholder of the Company. The lease is for a three-year period beginning November 1, 2005 at an annual rental of $94,500, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company is to bear the costs of real estate taxes, utilities, maintenance, non-structural repairs and insurance. The lease contains two three-year renewal options in favor of the Company. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In fiscal 2007 and 2006, the Company paid a law firm, in which a director is of counsel, $46,700 and $45,300, respectively, for legal services performed.

Critical Accounting Policies

Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Use of Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Accounts and Notes Receivable

Equipment and replacement parts are generally shipped FOB from the Company's warehouse or drop shipped FOB factory at which time risk of loss and title passes to the purchaser and the sale is recorded. Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing royalties. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that the store has opened, and collectibility is reasonably assured. Continuing royalties represent regular contractual payments received for the use of the "Dryclean USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dry clean and laundry plants. The Company performs continuing credit evaluations of its customers' financial condition and depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve based on older aged amounts, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2007 is adequate. However, actual write-offs might exceed the recorded allowance.

Franchise License Trademark and Other Intangible Assets

The franchise license, trademark, patents and trade name are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). The patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made based on the fair value of the related assets.

New Accounting Pronouncements

In March 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)." EITF 06-3 requires an entity to disclose its policy for presenting taxes assessed on revenue-producing transaction between a seller and customer. Such taxes may include sales, use, and some excise taxes, among others. EITF 06-3 is effective for interim and annual periods ending after December 15, 2006 with early application permitted. For the periods presented in this Report, the Company has presented such taxes net. The implementation of EITF 06-3 did not have an effect on the Company's financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a two-step test for the recognition and measurement of a tax position taken on a tax return. FIN 48 provides guidance for determining whether tax benefits may be recognized with respect to uncertain tax positions and, if recognized, the amount that may be recorded. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe FIN 48 will have a material effect on its consolidated financial statements.

In September 2006, the FASB Issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe SFAS 157 will have a material effect on its consolidated financial statements.

In September 2006, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the use of two approaches in quantitatively evaluating the materiality of misstatements. If the misstatement as quantified under either approach is material to the current year financial statements, the misstatement must be corrected. If the effect of correcting a prior year misstatement in the current year income statement is material, the prior year financial statements should be corrected. In the year of adoption (fiscal years ending after November 15, 2006), the misstatements may be corrected as an accounting change by adjusting opening retained earnings rather than being included in the current year income statement. The Company does not expect SAB 108 to have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" which permits, at specified election dates, all entities to choose to measure eligible items at fair value. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning on or after November 15, 2007 with early application permitted as of the beginning of a fiscal year beginning on or before November 15, 2007 if an entity also elects to apply the provisions of SFAS 157. Retrospective application is not permitted unless early adoption is adopted. The Company is evaluating the effect, if any, the adoption of SFAS 159 will have on the Company's financial statements.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Balance Sheets

June 30,	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$4,296,415	$3,106,703
Accounts and trade notes receivable, net of allowance for doubtful accounts of $125,000 and $130,000, respectively	1,454,987	1,878,384
Inventories, net	2,912,524	2,991,165
Deferred income taxes	99,140	141,210
Refundable income taxes	64,131	-
Other current assets	98,353	253,075
Total current assets	$8,925,550	$8,370,537
Equipment and improvements, net	261,872	225,643
Franchise license, trademarks and other intangible assets, net	246,812	308,474
Deferred income taxes	9,340	33,375
Total assets	$9,443,574	$8,938,029
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$1,076,300	$893,213
Accrued employee expenses	605,383	591,133
Income taxes payable	-	70,391
Unearned income	124,162	206,937
Customer deposits	1,365,623	1,222,196
Total current liabilities	3,171,468	2,983,870
Total liabilities	3,171,468	2,983,870
Commitments and contingencies		
Shareholders' equity		
Preferred Stock, $1.00 par value:		
Authorized shares – 200,000; none issued and outstanding		
Common stock, $0.025 par value:		
Authorized shares – 15,000,000; 7,065,500, shares issued, including shares held in treasury	176,638	176,638
Additional paid-in capital	2,095,069	2,095,069
Retained earnings	4,003,712	3,685,472
Treasury stock, 31,193 and 31,050 shares, respectively, at cost	(3,313)	(3,020)
Total shareholders' equity	6,272,106	5,954,159
Total liabilities and shareholders' equity	$9,443,574	$8,938,029

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended June 30,	2007	2006
Revenues:		
Net sales	$22,091,863	$19,464,842
Development fees, franchise and license fees, commissions and other	656,664	950,048
Total	22,748,527	20,414,890
Cost of sales	16,952,633	14,778,382
Selling, general and administrative expenses	4,506,053	4,455,969
Research and development expenses	41,910	27,805
Total	21,500,596	19,262,156
Operating income	1,247,931	1,152,734
Other income:		
Interest income	162,793	75,443
Earnings before income taxes	1,410,724	1,228,177
Provision for income taxes	529,734	424,196
Net earnings	$880,990	$803,981
Net earnings per share		
Basic	$.13	$.11
Diluted	$.13	$.11
Weighted average number of shares of common stock outstanding:		
Basic	7,034,390	7,026,950
Diluted	7,037,846	7,031,710

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-in	Treasury Stock		Retained	
	Shares	Amount	Capital	Shares	Cost	Earnings	Total
Balance at June 30, 2005	7,055,500	$176,388	$2,081,763	31,050	$(3,020)	$3,443,847	$5,698,978
Stock options exercised	10,000	250	8,813	-	-	-	9,063
Tax benefit from stock option exercise	-	-	4,493	-	-	-	4,493
Dividends paid	-	-	-	-	-	(562,356)	(562,356)
Net earnings	-	-	-	-	-	803,981	803,981
Balance at June 30, 2006	7,065,500	176,638	2,095,069	31,050	(3,020)	3,685,472	5,954,159
Purchase of treasury stock	-	-	-	143	(293)	-	(293)
Dividends paid	-	-	-	-	-	(562,750)	(562,750)
Net earnings	-	-	-	-	-	880,990	880,990
Balance at June 30, 2007	7,065,500	$176,638	$2,095,069	31,193	$(3,313)	$4,003,712	$6,272,106

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended June 30,	2007	2006
Operating activities:		
Net income	$880,990	$803,981
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	120,479	142,453
Bad debt expense	32,183	36,731
Inventory reserve	57,428	60,279
Provision (benefit) for deferred income taxes	66,105	(61,306)
(Increase) decrease in operating assets:		
Accounts, trade notes and lease receivables	391,214	49,630
Inventories	21,213	38,573
Refundable income taxes	(64,131)	-
Other current assets	154,722	(134,145)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	183,087	213,708
Accrued employee expenses	14,250	295,693
Unearned income	(82,775)	(82,775)
Customer deposits	143,427	644,756
Income taxes payable	(70,391)	74,884
Net cash provided by operating activities	1,847,801	2,082,462
Investing activities:		
Payments received on note receivable	-	67,857
Capital expenditures	(93,846)	(71,131)
Patent expenditures	(1,200)	(1,308)
Net cash used by investing activities	(95,046)	(4,582)
Financing activities:		
Proceeds from exercise of stock options	-	9,063
Dividends paid	(562,750)	(562,356)
Purchase of treasury stock	(293)	-
Net cash used in financing activities	(563,043)	(553,293)
Net increase in cash and cash equivalents	1,189,712	1,524,587
Cash and cash equivalents at beginning of year	3,106,703	1,582,116
Cash and cash equivalents at end of year	$4,296,415	$3,106,703
Supplemental Information:		
Cash paid for:		
Income taxes	$598,151	$385,444

See accompanying summary of accounting policies and notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of SignificantAccounting Policies

Nature of Business

DRYCLEAN USA, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts; sell individual and area franchises under the DRYCLEAN USA name; and act as a business broker in connection with the purchase and sale of retail dry cleaning stores and coin laundries.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DRYCLEAN USA, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Sales of products are generally shipped FOB origin and revenue is recorded as they are shipped. Shipping, delivery and handling fee income of approximately $974,000 and $581,000 for the years ended June 30, 2007 and 2006, respectively, are included in revenues in the consolidated financial statements. Shipping, delivery and handling costs are included in cost of sales. Commissions and development fees are recorded when earned. Individual franchise arrangements include a license and provide for the payment of initial fees for the granting of the franchise. Royalty fees are generated for the use of the name DRYCLEAN USA®. Initial franchise fees are generally recorded upon the opening of the franchise store. Continuing royalty fees are recorded when earned. Royalty fees recognized in fiscal 2007 and 2006 were approximately $197,000 and $241,000, respectively.

Customer deposits represent primarily amounts received from customers for future delivery of equipment or services. In January 2005, the Company signed an exclusive license agreement with Whirlpool Corporation, licensing the use of the Company's patent technology on home appliances. Whirlpool Corporation paid to the Company $350,000, including $331,100 as a one time up front fee for the exclusive license, and is to pay royalties during the three year period following the introduction of Whirlpool Corporation manufactured products using the licensed technology. After this period, Whirlpool Corporation will retain a non-exclusive license and the Company is free to license its technology to other manufacturers. Unearned income represents the $331,100 fee for the exclusive license which is being amortized over 48 months, the life of the contract. At June 30, 2007, $124,162 remained to be amortized.

Accounts and Trade Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dry cleaning and laundry plants. The Company performs continuing credit evaluations of its customers' financial condition and, depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's allowance for doubtful accounts as of June 30, 2007 and 2006 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories

Inventories consist principally of equipment and spare parts. Equipment is valued at the lower of cost, determined on the specific identification method, or market. Spare parts are valued at the lower of average cost or market.

Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the lesser of ten years or the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes. Repairs and maintenance costs are expensed as incurred.

Franchise License, Trademark and Other Intangible Assets

Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization. These assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patent's useful life or legal life from the date such patent is granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows expected to be generated from the acquired assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made, based on the fair value of the related assets.

Asset Impairments

The Company accounts for long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such

Notes to Consolidated Financial Statements

assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Income Taxes

The Company utilizes the asset and liability method wherein deferred taxes are recognized for differences between consolidated financial statement and income tax bases of assets and liabilities.

Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

The Company's 2000 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan are the Company's only stock-based compensation plans. The 2000 Stock Option Plan authorizes the grant (until May 2, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. No options were outstanding under the 2000 Stock Option Plan on June 30, 2007 and 2006. The 1994 Non-Employee Director Stock Option Plan terminated as to future grants on August 23, 2004, but options to purchase 20,000 shares remain outstanding thereunder.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)"), utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and, accordingly, recognized no compensation expense for stock option grants in net income.

Under the modified prospective approach, SFAS 123(R) applies to new grants and to grants that were outstanding on December 31, 2005 to the extent not yet vested. Since no new options were granted during the years ended June 30, 2006 and 2007 and all outstanding options were fully vested at December 31, 2005, no compensation cost for share-based payments was recognized under SFAS 123(R) during the years ended June 30, 2007 and 2006. Prior periods are not required to be restated to reflect the impact of adopting the new standard. No compensation cost would have been recognized under the provisions of SFAS 123(R) had SFAS 123(R) been in effect as to the Company during any of the periods reported in this Report.

Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. Securities having an anti-dilutive effect on earnings per share are excluded from the calculations.

Advertising Costs

The Company expenses the cost of advertising as of the first date an advertisement is run. The Company expensed approximately $130,000 and $132,000 of advertising costs for the years ended June 30, 2007 and 2006, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts and trade notes receivable, lease receivables, notes receivable, accounts payable and accrued expenses. Due to their relatively short-term nature or variable rates, the carrying amounts of such financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Customer Deposits

Customer deposits represent advances paid by certain customers when placing orders for equipment with the Company. These deposits are generally non-refundable.

New Accounting Pronouncements

In March 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)." EITF 06-3 requires an entity to disclose its policy for presenting taxes assessed on revenue-producing transaction between a seller and customer. Such taxes may include sales, use, and some excise taxes, among others. EITF 06-3 is effective for interim and annual periods ending after December 15, 2006 with early application permitted. For the periods presented in this Report, the Company has presented such taxes net. The implementation of EITF 06-3 did not have an effect on the Company's financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a two-step test for the recognition and measurement of a tax position taken on a tax return. FIN 48 provides guidance for determining whether tax benefits may be recognized with respect to uncertain tax positions and, if recognized, the amount that may be recorded. FIN

Notes to Consolidated Financial Statements

48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe FIN 48 will have a material effect on its consolidated financial statements.

In September 2006, the FASB Issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe SFAS 157 will have a material effect on its consolidated financial statements.

In September 2006, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the use of two approaches in quantitatively evaluating the materiality of misstatements. If the misstatement as quantified under either approach is material to the current year financial statements, the misstatement must be corrected. If the effect of correcting a prior year misstatement in the current year income statement is material, the prior year financial statements should be corrected. In the year of adoption (fiscal years ending after November 15, 2006), the misstatements may be corrected as an accounting change by adjusting opening retained earnings rather than being included in the current year income statement. The Company does not expect SAB 108 to have an impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" which permits, at specified election dates, all entities to choose to measure eligible items at fair value. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning on or after November 15, 2007 with early application permitted as of the beginning of a fiscal year beginning on or before November 15, 2007 if an entity also elects to apply the provisions of SFAS 157. Retrospective application is not permitted unless early adoption is adopted. The Company is evaluating the effect, if any, the adoption of SFAS 159 will have on the Company's financial statements.

Reclassification

Certain items in the 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation.

2. Inventories

Inventories are comprised of:

June 30,	2007	2006
Equipment	$1,983,876	$2,082,243
Parts	971,499	1,009,201
	2,955,375	3,091,444
Less reserve	(42,851)	(100,279)
	$2,912,524	$2,991,165

The Company has provided reserves of $42,851 and $100,279 for the years ended June 30, 2007 and 2006, respectively, against slow moving inventory. For the year ended June 30, 2007, the Company wrote-off $57,428 in slow moving inventory. There was no write-off in fiscal 2006.

3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

June 30,	2007	2006
Furniture and equipment	$808,407	$770,430
Leasehold improvements	429,158	377,665
	1,237,565	1,148,095
Less accumulated depreciation and amortization	(975,693)	(922,452)
	$261,872	$225,643

Depreciation and amortization of equipment and improvements amounted to $52,346 and $75,840 for the years ended June 30, 2007 and 2006, respectively.

4. Intangible Assets

Franchise license, trademarks and other intangible assets consist of the following:

	Estimated Useful Lives (in years)	June 30, 2007	June 30, 2006
Franchise license agreements	10	$529,500	$529,500
Trademarks, patents and Tradenames	10-15	217,354	211,779
		746,854	741,279
Less accumulated amortization		(500,042)	(432,805)
		$246,812	$308,474

Amortization expense amounted to $68,132 in fiscal 2007 and $66,613 in fiscal 2006.

5. Income Taxes

The following are the components of income taxes (benefit):

Years ended June 30,	2007	2006
Current		
Federal	$ 395,865	$ 414,174
State	67,764	71,328
	463,629	485,502
Deferred		
Federal	56,443	(52,346)
State	9,662	(8,960)
	66,105	(61,306)
	$ 529,734	$ 424,196

Notes to Consolidated Financial Statements

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to income taxes (benefit) is as follows:

Years ended June 30,	2007	2006
Tax at the statutory rate	$ 479,646	$ 417,582
State income taxes, net of federal benefit	51,102	41,163
Other	(1,014)	(34,549)
	$ 529,734	$ 424,196

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30,	2007	2006
Current deferred tax asset:		
Allowance for doubtful accounts	$ 47,038	$ 48,919
Inventory capitalization	49,591	66,462
Other	2,511	25,829
	99,140	141,210
Noncurrent deferred tax asset (liability):		
Equipment and improvements	(44,337)	(18,619)
Franchise, trademarks and other intangible assets	53,677	51,994
	9,340	33,375
Total net deferred income tax asset	$ 108,480	$ 174,585

6. Credit Agreement and Term Loan

The Company is a party to a bank loan agreement which provides the Company with a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. On October 30, 2006, the Loan Agreement was amended to eliminate the requirement that the Company maintain windstorm insurance coverage, thereby enabling the Company to self insure against windstorm damages. On October 30, 2005, the Loan Agreement was amended to eliminate the requirement that 51% of the common stock of the Company be owned by the Steiner family or any Steiner Trust. Borrowings under the revolving credit facility bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. The revolving credit facility matures October 30, 2007. At June 30, 2007 and 2006, there were no outstanding borrowings, letters of credit or foreign exchange contracts outstanding under the line of credit. The loan agreement requires maintenance of certain debt service coverage and leverage ratios and contains other restrictive covenants, including limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments. The Company was in compliance with these covenants at June 30, 2007 and 2006.

7. Related Party Transactions

The Company leases warehouse and office space under an operating lease from Sheila Steiner, who, together with her husband, William K. Steiner, Chairman of the Board of Directors and a director of the Company, are trustees of a trust which is a principal shareholder of the Company. Annual rental expense under this lease was $96,400 in fiscal 2007 and $90,700 in fiscal 2006.

The lease provides for a three-year term that commenced on November 1, 2005 at an annual rental of $94,500, with annual increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company bears the cost of real estate taxes, utilities, maintenance, non-structural repairs and insurance. The lease contains two three-year renewal options in favor of the Company. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

The Company paid a law firm, in which a director is of counsel, $46,700 and $45,300 in fiscal 2007 and 2006, respectively, for legal services performed.

8. Concentrations of Credit Risk

The Company places its excess cash in overnight deposits with a large national bank and a large broker firm. At times, such deposits have exceeded insured limits. Concentration of credit risk with respect to trade and lease receivables is limited due to a large customer base. Based on the Company's credit evaluation, trade receivables may be collateralized by the equipment sold.

9. Commitments

In addition to the warehouse and office space leased from the wife of an officer and director who, together, are trustees of a trust which is a principal shareholder (see Note 7), the Company leases two additional office and warehouse facilities from unrelated third parties under operating leases expiring in March and December 2008, respectively. As of June 30, 2007, the Company is also obligated under a lease for a future dry cleaning store, for a sum of $33,600 in annual base rent per year for the next five years. The Company anticipates assigning the lease to a dry cleaning franchisee or another customer when the leased facility is available for occupancy.

Minimum future rental commitments for leases in effect at June 30, 2007 approximates the following:

Years ending June 30,	
2008	$181,700
2009	86,500
2010	33,600
2011	33,600
2012	33,600
Thereafter	16,800
Total	$385,800

Notes to Consolidated Financial Statements

Rent expense aggregated $179,503 and $169,278 for the years ended June 30, 2007 and 2006, respectively.

As of June 30, 2007, the Company had no outstanding letters of credit.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer. As such, warranty related expenses are insignificant to the consolidated financial statements.

10. Deferred Compensation Plan

The Company has a participatory deferred compensation plan wherein it matches employee contributions up to 2% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after one year of service. The Company contributed approximately $12,600 and $9,700 to the Plan during fiscal 2007 and fiscal 2006, respectively. The plan is tax deferred under Section 401(k) of the Internal Revenue Code.

11. Earnings Per Share

The following reconciles the components of the earnings per share computation:

Year ended June 30, 2007

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings	$ 880,990	7,034,390	$ .13
Effect of dilutive securities:			
Stock options	-	3,456	-
	$ 880,990	7,037,846	$ .13

Year ended June 30, 2006

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings	$ 803,981	7,026,950	$ .11
Effect of dilutive securities:			
Stock options	-	4,760	-
	$ 803,981	7,031,710	$ .11

There were no options excluded in the computations of earnings per share in fiscal 2007 and 2006.

12. Dividends

The Company paid semi-annual dividends of $.04 per share during each of fiscal 2007 and 2006.

On September 25, 2007, the Board of Directors declared a $.04 per share semi-annual dividend (or an aggregate of $281,372) payable on November 1, 2007 to shareholders of record on October 12, 2007.

13.Stock Options

The Company's 2000 Stock Option Plan authorizes the grant (until May 2, 2010) of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. The Company also has a 1994 Non-Employee Director Stock Option Plan which terminated as to future grants on August 23, 2004, but under which options to purchase 20,000 shares remain outstanding.

Pursuant to the Company's 2000 Stock Option Plan, the Company may grant incentive stock options and nonqualified stock options. Options under the 2000 Stock Option Plan must be granted at an exercise price of at least 100% of the market value of the Company's common stock on the date of grant, may have a maximum term of 10 years and are not transferable. However, incentive stock options granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by the Company must have an exercise price of at least 110% of the fair market value of the Company's common stock on the date of the grant and may not have a term of more than five years. Incentive stock options granted under the 2000 Stock Option Plan are subject to the limitation that the aggregate fair market value (determined as of the date of grant) of those options which may first become exercisable in any calendar year cannot exceed $100,000.

Generally, options granted to date had become exercisable, on a cumulative basis, as to one-fourth of the shares covered thereby on each of the first four anniversaries of grant. Generally, options terminate three months following termination of service (except generally one year in the case of termination of service by reason of death or disability). Options granted under the plan also terminate upon a merger in which the Company is not the surviving corporation or in which shareholders before the merger cease to own at least 50% of the combined voting power in the elections of directors of the surviving corporation, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless another provision is made by the board of directors.

Options under the 1994 Non-Employee Director Stock Option Plan have a term of 10 years, are not transferable and are exercisable at a price equal to 100% of the market value of the Company's common stock on the date of grant. Options under this plan are exercisable as to one-fourth of the shares covered thereby on each of the first four anniversaries of grant. Vesting accelerates upon a change of control of the Company (as defined in the Plan). Options terminate three months following termination of service (except one year in the case of termination of service by reason of death or disability).

In April 2006, a director exercised options under the 1994 Non-Employee Director Stock Option Plan to purchase 10,000 shares of the Company's common stock at an exercise price of $.91 per share.

Notes to Consolidated Financial Statements

A summary of options under the Company's stock option plans as of June 30, 2007, and changes during the year then ended is presented below:

Year Ended June 30, 2007	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	20,000	$1.45
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding at end of year	20,000	$1.45
Options exercisable at year-end	20,000	$1.45
Options available for future grant at year-end	500,000	

Year Ended June 30, 2006	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	30,000	$1.27
Granted	-	-
Exercised	(10,000)	.91
Expired	-	-
Outstanding at end of year	20,000	$1.45
Options exercisable at year-end	20,000	$1.45

The following table summarizes information about outstanding stock options at June 30, 2007:

Exercise Prices	*Number Outstanding at 6/30/07*	*Remaining Contractual Life*	*Exercise Prices*	*Number Exercisable at 6/30/07*	*Exercise Price*
$.91	10,000	1.3 years	$.91	10,000	$.91
$2.00	10,000	1.9 years	$2.00	10,000	$2.00

14. Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., Steiner-Atlantic Brokerage Corp. and DRYCLEAN USA Development Corp., wholly-owned subsidiaries of the Company, comprise the commercial and industrial laundry and dry cleaning equipment segment. Steiner-Atlantic Corp. sells commercial and industrial laundry and dry cleaning equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. Steiner-Atlantic Brokerage Corp. acts as a business broker to assist others seeking to buy or sell existing dry cleaning and coin laundry businesses. DRYCLEAN USA Development Corp. develops turn-key dry cleaning establishments for resale to third parties.

DRYCLEAN USA License Corp. comprises the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments.

Financial information for the Company's business segments is as follows:

Year ended June 30,	2007	2006
Revenues:		
Commercial and industrial laundry and dry leaning equipment	$22,484,383	$20,075,224
License and franchise operations	264,144	339,666
Total revenues	$22,748,527	$20,414,890
Operating income (loss):		
Commercial and industrial laundry and dry cleaning equipment	$1,353,391	$1,176,438
License and franchise operations	185,022	252,548
Corporate	(290,482)	(276,252)
Total operating income	$1,247,931	$1,152,734
Identifiable assets:		
Commercial and industrial laundry and dry cleaning equipment	$8,712,151	$8,052,901
License and franchise operations	554,518	668,828
Corporate	176,905	216,300
Total assets	$9,443,574	$8,938,029

For the years ended June 30, 2007 and 2006, export revenues, principally to the Caribbean and Latin America, aggregated approximately $3,684,000 and $2,739,000, respectively, of which approximately $3,548,000 and $2,533,000, respectively, related to the commercial and industrial laundry and dry cleaning equipment segment. All such sales are denominated in U.S. Dollars and, accordingly, the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

One customer accounted for approximately 11% of the Company's revenues in fiscal 2007. Another customer accounted for approximately 17% of the Company's revenue in fiscal 2006.


MULTI-JET
MJ 350

Multi-Jet™ Dry Cleaning Machine

Reports of Independent Registered Public Accounting Firms

Board of Directors and Shareholders
DRYCLEAN USA, Inc. and Subsidiaries:
Miami, Florida

We have audited the accompanying consolidated balance sheet of DRYCLEAN USA, Inc. and Subsidiaries (the "Company") as of June 30, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and Subsidiaries as of June 30, 2007 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BERKOVITS & COMPANY, LLP

Fort Lauderdale, Florida
August 28, 2007, except
for the second paragraph of
Note 12 as to which the date
is September 25, 2007

Board of Directors and Shareholders
DRYCLEAN USA, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2006, and the related consolidated statement of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2006 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MORRISON, BROWN, ARGIZ & FARRA LLP

Miami, Florida
September 8, 2006, except
for the first paragraph of
Note 12 as to which the date
is September 26, 2006

Corporate Information
Directors

William K. Steiner
Chairman of the Board of Directors

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Troutman Sanders, LLP

Stuart Wagner
Consultant

David Blyer
Consultant

Alan M. Grunspan
Carlton Fields, PA

Officers

William K. Steiner
Chairman

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Secretary

Alan M. Grunspan
Assistant Secretary

Independent Registered Public Accounting Firm

Berkovits & Company, LLP
Fort Lauderdale, FL

Registrar & Transfer Agent

Registrar & Transfer Co.
Cranford, NJ

General Counsel

Troutman Sanders, LLP
New York, NY

Forward Looking Statements

Certain statements in this Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers and suppliers are located; industry conditions and trends; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the equipment purchased by the Company; relative values of the United States currency to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; and the Company's ability to successfully introduce, market and sell at acceptable profit margins its new Green Jet® dry-wetcleaning™ machine and Multi-Jet™ dry cleaning machine; the Company's ability to implement changes in its business strategies and development plans; and the availability, terms and deployment of debt and equity capital if needed for expansion. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.

Other Available Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2007, as filed with the Securities and Exchange Commission, is available, without charge, to interested stockholders upon a written request therefor to:

DRYCLEAN USA, Inc.
290 N. E. 68th Street
Miami, FL 33138
Att: Investor Relations Dept.
E-mail: ir@drycleanusa.com

Internet Site
The Company's site at www.drycleanusa.com offers information about the Company, including its most recent quarterly results and news releases.

DRYCLEAN USA, Inc.
290 N.E. 68th Street • Miami, FL 33138 • (305) 754-4551
www.drycleanusa.com

END